Consent of Independent Registered Public Accounting Firm
The Board of Directors
EndoChoice Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-204938) on Form S-8 of EndoChoice Holdings, Inc. of our report dated March 21, 2016, with respect to the consolidated balance sheets of EndoChoice Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, redeemable members' capital and stockholders' equity/members' deficit, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, which report appears in the December 31, 2015 annual report on Form 10-K of EndoChoice Holdings, Inc.

/s/ KPMG LLP
Atlanta, Georgia
March 21, 2016